Filed pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration No. 333-21143



                           AMENDED PRICING SUPPLEMENT



                                    CITICORP
                               U.S. $2,000,000,000
                       Medium-Term Senior Notes, Series F
                               U.S. $1,000,000,000
                    Medium-Term Subordinated Notes, Series F
                Due From 9 Months to 60 Years From Date of Issue

         Amended Pricing Supplement, dated September 11, 1998 (the "Pricing Supplement") to Prospectus Supplement, dated October 27, 1997 (the "Prospectus Supplement"); to Prospectus, dated October 27, 1997 (the "Base Prospectus" and collectively with the Pricing Supplement and the Prospectus Supplement, the "Prospectus")

                               Recent Developments

         On April 5, 1998, Citicorp and Travelers Group Inc. ("Travelers") agreed to merge, with the shareholders of each company owning approximately 50% of the outstanding common stock of the combined company, which will be known as Citigroup Inc. ("Citigroup"). The merger will be consummated through the merger of Citicorp with and into a wholly owned subsidiary of Travelers, which subsidiary was incorporated under the laws of the State of Delaware on May 8, 1998 solely to effectuate the merger and, upon consummation of the merger, will assume the outstanding debt obligations of and change its name to Citicorp. Citigroup will not be an obligor with respect to the Notes offered hereby. On July 22, 1998, a majority of the stockholders of Citicorp and Travelers approved the merger. Consummation of the merger, which is expected after the close of the third quarter, remains subject to customary closing conditions, including the approval of the Federal Reserve Board.

         On September 1, 1998, Citicorp estimated at that point that its after-tax, Russia-related losses, including trading, would total approximately $200 million in the third quarter. It also stated that any continued weakness in the global securities markets will adversely affect earnings contributions of venture capital and other portfolios in the third quarter. On August 31, 1998, Salomon Smith Barney Holdings, Inc., a wholly owned subsidiary of Travelers, announced that extreme volatility in the global fixed income and equity capital markets had resulted in after-tax losses of approximately $150 million for the July-August period.

         Effective January 1, 1998, the capital gain of an individual United States Holder is generally subject to a maximum tax rate of 20% for property held for more than one year.

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                              Description of Notes

      The terms of the LIBOR Notes set forth in this Pricing Supplement supplement and modify, to the extent applicable, the description of general terms and provisions of Citicorp's Medium-Term Senior Notes, Series F set forth in the accompanying Prospectus and Prospectus Supplement. Capitalized terms not defined herein shall have the meanings assigned to such terms in the accompanying Prospectus and Prospectus Supplement.

SUMMARY OF TERMS:

Title of Notes:               LIBOR Senior Floating Rate Notes Due September 17,
                              1999 (the "LIBOR Notes").
Aggregate
  Principal Amount:           $200,000,000.00.

Issue Date:                   September 16, 1998.

Stated Maturity Date:         September 17, 1999.

Interest Rate Index:          Three Month LIBOR.

Spread:                       Minus 2.0 basis points.

Initial Interest Rate:        5.48% per annum.

Interest Rate:                For each Interest Rate Reset Period, Three Month
                              LIBOR minus 0.020%, as determined on the related
                              LIBOR Determination Date, or in the case of the Initial Interest Rate, 5.48% per annum.

Interest Commencement Date:   September 16, 1998.

Interest Payment Dates:       Quarterly,  on the  17th  of  each  March,  June,
                              September and December, commencing December 17,
                              1998, and at Stated Maturity.

Interest Period:              Quarterly.

Interest Reset Dates:         The 17th of each March, June, September and
                              December, commencing December 17, 1998.

LIBOR Interest
  Determination Dates:        Pertaining to an Interest  Reset Date, the second
                              Market Day preceding such related Interest Reset
                              Date.

Index Maturity:               Three Months.

LIBOR Screen Reference:       Telerate Screen Page 3750.

Calculation Dates:            The related LIBOR Interest Determination Date.

Redemption:                   The LIBOR Notes are not subject to redemption
                              prior to the Maturity Date.

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Sinking Fund:                 The LIBOR Notes are not subject to any sinking
                              fund.

Regular Record Date:          The date that is 15 calendar days prior to the
                              related Interest Payment Date.

Calculation Agent:            Citibank, N.A.

Purchaser:                    Bear, Stearns & Co. Inc.

Discount:                     .030%.

Price to Public:              100.00%.

CUSIP Number:                 17303 LTB 7.

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